Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY AMEDICA CORPORATION

November 25, 2013

VIA EDGAR & FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Amedica Corporation
Form Registration Statement on Form S-1
File 333-192232

Ladies and Gentlemen:

We are submitting this letter on behalf of Amedica Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 21, 2013 (the “Comment Letter”) from Amanda Ravitz, Assistant Director, to Eric K. Olson, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company initially submitted with the Commission on September 24, 2013 on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act. The Company’s initial response letter dated November 8, 2013 (the “Initial Response Letter”) responding to the Staff’s comments in the Comment Letter was filed with the Company’s first public filing of the above referenced registration statement (the “Registration Statement”) on November 8, 2013 and the Company has since filed Amendment No. 1 to the Registration Statement on November 15, 2013 (“Amendment No. 1”).

This letter is to supplementally advise the Staff on a confidential basis the anticipated price range of the offering and to provide the Company’s responses to certain comments set forth in the Comment Letter that were not addressed in the Initial Response Letter based on this confidential anticipated price range. For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter to which we are responding in this letter and have keyed the Company’s responses to the numbering of the comments and the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY AMEDICA CORPORATION

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 25, 2013

headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

We are providing by overnight delivery to Mr. Ted Moskovitz of the Staff five courtesy copies of this letter.

General

19.	Comment: Once an offering pricing range is available, please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the range.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY AMEDICA CORPORATION; REQUEST NO. 2013.11.25.19.1.

Response: The Company notes its response to comment 20 below with respect to the anticipated price range for the offering. Based on the anticipated price range discussed in comment 20 below, the Company will include the following disclosure in the pre-effective amendment to the Registration Statement that includes the price range in the paragraph after the table on page 62 of Amendment No. 1 as follows:

“The aggregate intrinsic value of all outstanding options as of September 30, 2013 was approximately $[***], based on an assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the front cover page of this prospectus).”

20.	Comment: While we note that you have not granted employee stock options in recent periods, there are other measurements in your financial statements that are in-part dependent on the estimated fair value of your common stock. According, please expand to provide a specific discussion of each key factor contributing to any significant difference between the estimated fair value of your common stock and the estimated offering price (or pricing range) for the 12 months prior to the contemplated offering. Note that we are deferring final evaluation of share-based compensation and other common equity-linked valuations until the estimated offering price is specified and we may have further comments in that regard when you file an amendment containing that information.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY AMEDICA CORPORATION; REQUEST NO. 2013.11.25.20.1.

Response: The Company supplementally advises the Staff on a confidential basis that, after consultation with the underwriters, it currently anticipates that in a subsequent pre-effective amendment to the Registration Statement it will disclose an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”),

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY AMEDICA CORPORATION

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 25, 2013

after giving effect to an anticipated reverse stock split of 1-for-[***] to be effected before the effectiveness of the Registration Statement. On a pre-reverse stock split basis, the Anticipated Price Range equates to an offering price range of between $[***] to $[***] per share, which is [***] than the estimated fair value of the Company’s common stock of $1.00 per share on June 19, 2012 and $0.68 per share as of December 31, 2012 and September 30, 2013. The Anticipated Price Range translates into a pre-offering equity valuation of the Company of between approximately $[***] million and $[***] million. The Anticipated Price Range is based on existing conditions in the public capital markets for biomaterial and medical device companies, the Company’s financial position and prospects (assuming the completion of the offering), the market valuations of comparable publicly traded companies and discussions with the underwriters regarding potential valuations for the Company.

* * * * *

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY AMEDICA CORPORATION

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 25, 2013

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the proposed revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call Daniel T. Kajunski, Esq. or Anthony E. Hubbard, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Daniel T. Kajunski

Daniel T. Kajunski

cc:	Securities and Exchange Commission

Amanda Ravitz, Assistant Director

Ted Moskovitz

Praveen Kartholy

Gary Todd

Amedica Corporation

Eric Olson

Jay Moyes

Kevin Ontiveros

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan Kravetz, Esq.

Anthony Hubbard, Esq.

Cooley LLP

Babak Yaghmaie, Esq.

Darren DeStefano, Esq.

Ernst & Young LLP

David Hickox

Howard Stoker